UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

ZOLL MEDICAL CORPORATION

(Name of Subject Company)

ZOLL MEDICAL CORPORATION

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

989922109

(CUSIP Number of Class of Securities)

Richard A. Packer

Chief Executive Officer

ZOLL Medical Corporation

269 Mill Road

Chelmsford, Massachusetts 01824

(978) 421-9655

With copies to:

Raymond C. Zemlin

James A. Matarese

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109-2881

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on March 26, 2012 (as amended or supplemented from time to time, the “Schedule 14D-9”), by ZOLL Medical Corporation, a Massachusetts corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Asclepius Subsidiary Corporation, a Massachusetts corporation (“Merger Sub”) and an indirect wholly-owned subsidiary of Asahi Kasei Corporation, a corporation organized in Japan (“Parent”), to purchase all outstanding shares of common stock, par value $0.01 (the “Shares”), of the Company at a price of $93.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 26, 2012 (as amended or supplemented from time to time the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in this Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and supplemented by:

(1) inserting the following after the fourth sentence in the third paragraph on page 11 under the heading “Background and Reasons for the Board’s Recommendation—Background of the Offer”:

“The Company informed Parent that if Parent acquired ADMIS, the Company would likely seek an alternative authorized quality and regulatory representative in Japan to avoid being captive to its distributor.”

(2) inserting the following after the second sentence in the third paragraph on page 16 under the heading “Background and Reasons for the Board’s Recommendation—Background of the Offer”:

“The Board also considered whether to establish a special transaction committee in order to assist the Company and its advisors in evaluating the January 10 Proposal and exploring a potential sale transaction. The Board determined, with assistance from Goodwin Procter, that the January 10 Proposal did not contain terms that could reasonably be viewed as creating or leading to actual or potential conflicts of interest for any of the directors and that an independent special committee was therefore not necessary.”

(3) inserting the following after the first sentence in the third paragraph on page 23 under the heading “Background and Reasons for the Board’s Recommendation—Background of the Offer”:

“Representatives of BBH also indicated to each of Party A, Party B and Party C that the Company was in advanced discussions regarding a potential business combination transaction with another party.”

(4) inserting the following after the eighth sentence in the sixth paragraph on page 24 under the heading “Background and Reasons for the Board’s Recommendation—Background of the Offer”:

“After considering Party A, Party B, and Party C failed to express an indication to proceed further with the process, the Board, based on the considerations discussed at prior meetings, determined that it was in the best interest of the shareholders to pursue a potential transaction with Parent.”

(5) inserting the following after the first sentence in the third paragraph on page 35 under the heading “Opinion of the Company’s Financial Advisor—Discounted Cash Flow Analysis”:

“Unlevered free cash flow was calculated as earnings before interest and taxes (“EBIT”) plus depreciation and amortization less cash taxes, changes in net working capital and capital expenditures.”

(6) inserting the following at the end of the third sentence in the third paragraph on page 35 under the heading “Opinion of the Company’s Financial Advisor—Discounted Cash Flow Analysis”:

“and market data relating to the companies included in BBH’s Selected Companies Analysis.”

ITEM 8. ADDITIONAL INFORMATION.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by:

(1) inserting the following at the end of the third sentence in the fourth paragraph on page 41 under the heading “Appraisal Rights”:

“and, as part of the settlement of litigation challenging the Offer and the Merger (see Certain Litigation below), the Company has agreed that in any proceeding by an individual shareholder pursuant to Section 13.02, the Company will not assert as a defense that this exception applies to the Merger. As discussed above, however, Section 13.02 has not been the subject of judicial interpretation in these circumstances and it is possible that the court will determine that the exception applies and that the Company’s shareholders are not entitled to appraisal rights under Massachusetts law notwithstanding the Company’s agreement referred to above.”

(2) inserting the following after the second paragraph on page 44 (as amended) under the heading “Certain Litigation”:

“On April 12, 2012, counsel for the parties to the action captioned Buxton v. ZOLL Medical Corp., et al., (Case No. 12-1190 BLS) (the “Litigation”), reached an agreement in principle under which they agreed on the terms of a settlement of the Litigation. The Company and the members of the Board, together with Parent, HoldCo and Merger Sub, are referred to herein as the “Defendants.” The proposed settlement is conditioned upon, among other things, final approval of the proposed settlement by the court in the Litigation. The settling parties agreed that the Company will provide certain supplemental disclosures to the Schedule 14D-9, which are set forth in this Amendment. In addition, the settling parties agreed that in any appraisal proceeding by an individual shareholder pursuant to Section 13.02 of the MBCA, the Defendants will not assert as a defense that any of the exceptions set forth in Section 13.02(a)(1) of the MBCA apply to the Merger. However, Section 13.02 has not been the subject of judicial interpretation in these circumstances and it is possible that a court will determine that an exception applies and that the Company’s shareholders are not entitled to appraisal rights under Massachusetts law notwithstanding Defendants’ agreement referred to above. In exchange for these additional disclosures and agreement regarding appraisal, the parties to the Litigation will use their best efforts to agree upon, execute and present to the court in the Litigation as promptly as is practicable a stipulation of settlement and such other documents as may be necessary and appropriate to obtain the prompt approval by the court of such stipulation and dismissal with prejudice. The settlement also provides that the Defendants will be released by the plaintiffs from all claims arising out of the Offer, the Merger and the transactions contemplated by the Merger Agreement. The settlement, including the payment by the Company of attorneys’ fees, is also contingent upon, among other things, the Merger becoming effective under applicable law. In the event that the stipulation of settlement is not approved and such conditions are not satisfied, the Defendants will continue to vigorously defend the Litigation.

The settlement provides that the Defendants deny that they engaged in any wrongdoing, committed any violation of law or acted improperly in any way, and believe that they acted properly at all times and that the Litigation has no merit, but wish to settle the Litigation in order to eliminate the distraction of further litigation.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ZOLL MEDICAL CORPORATION

Dated: April 13, 2012	By:	/s/ Richard A. Packer
	Name:	Richard A. Packer
	Title:	Chief Executive Officer